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                                                              PAGE 1 OF 10 PAGES


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         (Amendment No. ___________) 1


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Hudson Valley Holding Corp.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.20 Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                     None
-------------------------------------------------------------------------------
                                (CUSIP Number)

     Stephen R. Brown                                      Martin L. Budd
     Hudson Valley Holding Corp.                           Day, Berry & Howard LLP
     21 Scarsdale Road                                     One Canterbury Green
     Yonkers, New York   10707                             Stamford, Connecticut 06901
     (914) 961-6100                                        (203) 977-7300

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 June 30, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                             PAGE 2 OF 10 PAGES

      1
         NAME OF REPORTING PERSON

         William E. Griffin
-----------------------------------------------------------------------------------------------

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                             (b) [  ]
-----------------------------------------------------------------------------------------------

      3  SEC USE ONLY
-----------------------------------------------------------------------------------------------

      4  SOURCE OF FUNDS

         N/A
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      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
         OR 2(e)                                                                [   ]
-----------------------------------------------------------------------------------------------

      6  CITIZENSHIP OR PLACE OF ORGANIZATION


         United States
-----------------------------------------------------------------------------------------------


                          7         SOLE VOTING POWER
 NUMBER OF                          170,964
  SHARES                  ---------------------------------------------------------------------
BENEFICIALLY              8         SHARED VOTING POWER
OWNED BY EACH                       409,833
  REPORTING               ---------------------------------------------------------------------
   PERSON                 9         SOLE DISPOSITIVE POWER
    WITH                            170,964
                          ---------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    409,833
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         The Reporting Person currently owns beneficially 580,797 shares of Hudson Valley
         Holding Corp. Common Stock.
-----------------------------------------------------------------------------------------------

     12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                           [   ]
-----------------------------------------------------------------------------------------------

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.6%
-----------------------------------------------------------------------------------------------

     14  TYPE OF REPORTING PERSON
         IN
-----------------------------------------------------------------------------------------------

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                                                              PAGE 3 OF 10 PAGES

Item 1.  Security and Issuer:
         --------------------

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.20 per share (the "Common Stock"), of Hudson Valley Holding Corp., a New York corporation ("Hudson Valley").

         The principal executive offices of the Issuer are located at 21 Scarsdale Road, Yonkers, New York 10707.

Item 2.  Identity and Background:
         -----------------------

         (a) The Reporting Person is William E. Griffin.

         (b) The business address of the Reporting Person is 51 Pondfield Road, Bronxville, New York 10708.

         (c) The Reporting Person's is an attorney and shareholder of Griffin, Coogan & Veneruso, P.C., located at 51 Pondfield Road, Bronxville, New York 10708.

         (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

         (e) The reporting person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Not applicable.

Item 4.  Purpose of Transaction:
         ----------------------

         Not applicable.
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                                                              PAGE 4 OF 10 PAGES

Item 5.  Interest in Securities of the Issuer:
         ------------------------------------

         (a) - (b) The table below sets forth the information required in (a) and (b) of this Item 5:



                  Number of
                  Shares           Shared    Shared         Sole       Sole
                  Beneficially     Voting    Investment     Voting     Investment
Name              Owned            Power     Power          Power      Power              Percent
----              -----------      ------    ----------     ------     ----------         ------


Hudson            580,797         409,833     409,833       170,964      170,964           13.6%
 Valley

-------------------------
     (c)  Not applicable.

     (d) The Reporting Person, along with Marie A. Holcombe and John P. Abplanalp, are Co-Trustee's of the Robert H. Abplanalp Grantor Retained Annuity Trust (the "GRAT"). As a Co-Trustee, the Reporting Person has shared voting and investment power concerning all 397,641 shares in the GRAT.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer:
          -- ------------------------

             Stock Restriction Agreement. The Company has required all employees
             ---------------------------
and directors who acquire shares of common stock from the Company to enter into Stock Restriction Agreements that give the Company a right of first refusal on any shares of common stock that the shareholder wishes to transfer. Gifts to family members are not subject to the Company's right of first refusal, but the donee must enter into a Stock Restriction Agreement with the Company. Pursuant to the Stock Restriction Agreements, the Company may, but is not required to, purchase all of the shares offered upon the same terms and conditions as that offered by the prospective purchaser. Each certificate representing shares of our stock must also bear a legend that restricts the transfer of the stock under the rules of the Securities Act of 1933 and the Stock Restriction Agreement. Investment

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         A.  Form of Stock Restriction Agreement
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 18, 2000

                                         /s/ William E. Griffin
                                         ____________________________________
                                         William E. Griffin